Exhibit 99.1

52% Year-over-Year Revenue Growth and 116% Increase in Net Registered Users as Viggle Celebrates its Three-Year Anniversary

New Wetpaint Launched with Celebrity Support

Conference Call at 9:00 am ET

NEW YORK - May 11, 2015 - Strong year-over-year growth in revenue and gains in key operating metrics were demonstrated by Viggle Inc. (NASDAQ: VGGL), the entertainment marketing and rewards platform, during its third quarter of fiscal year 2015 ended March 31, 2015.

Greg Consiglio, President and COO of Viggle, said, “As we celebrate our three-year milestone of operations this quarter, the Viggle experience has become more rewarding for our users and advertising partners. During this quarter, we spent a lot of time and energy preparing for our upgrade of Wetpaint, which took place this past week with celebrity enthusiasm and support. Now fully optimized for mobile, Wetpaint delivers timely celebrity news and entertainment and the best part is that it’s now fully integrated with the Viggle platform."

Fiscal Third Quarter Highlights

Key Metrics

•	Average monthly total reach for the quarter ended March 31, 2015 was 25.66 million, compared with 19.35 million for the year-ago quarter, and 26.04 million for the quarter ended December 31, 2014.

•	Average active reach for the F3Q 2015 quarter was 10.59 million compared with 6.51 million for F3Q 2014, an increase of 63%, and compared with 10.46 million for F2Q 2015.

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Almost one million new users registered on the Viggle platform during the quarter, bringing net registered users to more than 8.95 million, compared with 4.14 million net registered users as of the end of the year-ago quarter, an increase of 116 percent.

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As of the end of F3Q 2015, Viggle users have checked into more than 478 million TV programs and matched more than 146 million songs using the Viggle Music service. Overall, users’ average time in the Viggle app has been nearly 62 minutes per session.

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As of March 31, 2015, users have redeemed more than 57 billion points for approximately 4.7 million rewards, an average of 12,182 points per reward redemption. The total retail value of rewards redeemed through March 31, 2015 is approximately $24.3 million.

Business Highlights

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Following significant user testing, the Viggle app has been redesigned to streamline the registration experience to help new users quickly appreciate the value proposition and get them into the habit of using Viggle when they watch TV and identify music.

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Viggle launched a partnership with RewardsPay® (www.rewardspay.com), an innovative payment platform, that gives Viggle users the opportunity to apply their Viggle points toward purchases of goods from popular online retailers.

Exhibit 99.1

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Viggle partnered with inMarket, the world’s largest beacon platform, to profile targeted offers and branded engagement to Viggle users based on context and their proximity to retail environments. This was launched in March.

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Wetpaint has made history on social media yet again as the first-ever entertainment site to let the celebrities who love it announce the news of its relaunch on the brand's behalf. Using the hashtag #freshpaint, more than 100 participants tweeted, including headliner American Horror Story’s Naomi Grossman, reality icon Heidi Montag, and Twitter favorite DJ Pauly D. So far, news of Wetpaint's relaunch has reached more than 8.5 million Twitter accounts, with a total of 10.4 million impressions.

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Viggle signed a sales agency agreement with SFX that was created to significantly bolster Viggle’s brand partnership, media and sponsorship capabilities. The combined sales organization at SFX now represents Viggle and Wetpaint to brand advertisers and is selling inventory for both companies.

Financial Results

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F3Q 2015 revenue increased 52% to $5.0 million compared with $3.3 million in the year-ago third quarter. Sequential quarterly revenue decreased $2.2 million or 30.1% compared with the F2Q 2015, reflecting seasonality of the advertising industry.

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Adjusted EBITDA loss for F3Q 2015 was $8.7 million compared with an Adjusted EBITDA loss of $7.9 million in F3Q 2014 and $6.9 million in F2Q 2015. Although revenue increased, adjusted EBITDA loss grew compared with a year ago primarily due to an increase in marketing costs, which was partially offset by a decrease in personnel-related costs.

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Non-marketing operating costs fell by $1.8 million in F3Q 2015 compared with F3Q 2014, and marketing spend increased by $3.4 million compared with F3Q 2014. Sequentially, non-marketing operating costs decreased by $1.4 million compared with F2Q 2015.

For more details on these results and a description of all definitions, please see Viggle’s quarterly form 10-Q filed this same date.

Conference Call and Webcast

Date: Monday, May 11, 2015
Time: 9:00 am Eastern Time (ET)
Dial-in Number for U.S. & Canadian Callers: 1-877-407-3102
Dial-in Number for International Callers (Outside of the U.S. & Canada): 1-201-493-6790

Participating on the call will be Viggle President and Chief Operating Officer Greg Consiglio and Chief Financial Officer John C. Small, who will discuss operational and financial highlights for the fiscal 2015 third quarter.

Also participating on the call will be Viggle Executive Chairman and CEO Robert F.X. Sillerman, who will discuss financing and the strategic direction of the company.

Exhibit 99.1

To join the live conference call, please dial into the above referenced telephone numbers 5 to 10 minutes prior to the scheduled conference call time. A live webcast and archive of the call will also be available on Viggle’s website at: http://viggleinc.equisolvewebcast.com/q3-2015.

A replay will be available for 14 days starting on May 11, 2015, beginning one hour after the end of the conference call, and will run through midnight on May 25, 2015. To access the replay, please dial 1-877-660-6853 in the U.S. and 1-201-612-7415 for international callers. The conference ID# is 13594822.

About Viggle

Viggle is an entertainment marketing and rewards platform whose app rewards its members for watching TV shows and discovering new music. The Viggle Platform had an average monthly total reach of 25.7 million for the three months ended March 31, 2015, including nearly 9.0 million Viggle registered users. Since its launch, Viggle members have redeemed over $24 million in rewards for watching their favorite TV programs and listening to music. Members can use Viggle’s store, accessible through the Viggle app or on Viggle.com, to redeem their Viggle Points for TV show, movie, and music downloads. In addition, Viggle operates Wetpaint, which offers entertainment and celebrity news online; NextGuide, maker of technology that helps consumers search for, find, and set reminders for TV shows and movies; and Choose Digital, a digital marketplace platform that allows companies to incorporate digital content into existing rewards and loyalty programs in support of marketing and sales initiatives. For more information, visit www.viggle.com or follow us on Twitter @Viggle.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. All information provided in this press release is as of the date of this release. Except as required by law, Viggle Inc. undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-GAAP Adjusted Rewards Costs and Adjusted EBITDA

The Company provides a non-GAAP measure for adjusted rewards costs as an alternative view of the Company’s cost of providing rewards to its users. The Company reports rewards costs in its Consolidated Statement of Operations in both cost of watchpoints and engagement points and in selling, general and administrative expenses. Management believes that a useful financial measure for investors is to provide to them the amount of cash the Company has actually paid to provide rewards to its users. Therefore, the Company adjusts cost of watchpoints and engagement points as reported, which represents the cost of points earned by users during the period, to the cost of actual rewards redeemed by users during the period. Selling, general and administrative expenses as reported are likewise adjusted as certain point costs are classified as marketing. The Company also presents Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure that represents operating loss (as reported) plus depreciation and amortization, stock based compensation and adjustment to rewards costs. Management believes these non-GAAP measures enhance investors’ understanding of the Company’s financial performance. The information on adjusted rewards costs and Adjusted EBITDA should be considered in addition to, but not in lieu of operating income prepared in accordance with generally accepted accounting principles in the United States (GAAP). Since adjusted reward costs and Adjusted EBITDA are not measures determined in accordance

Exhibit 99.1

with GAAP, they have no standardized meaning prescribed by GAAP and therefore, may not be comparable to the calculation of similar measures of other companies. A reconciliation between GAAP financial measures and non-GAAP financial measures is as follows.

Tables follow

Reconciliation of rewards cost to adjusted rewards cost and selling, general and administrative expenses to adjusted selling, general and administrative expenses (amounts in thousands)
	Quarter Ended March 31, 2015	Quarter Ended March 31, 2014	9 Months Ended March 31, 2015	9 Months Ended March 31, 2014
Cost of watchpoints and engagement points as reported	$(2,758)	$1,148	$(6,948)	$(1,509)
Adjustment to cost of watchpoints and engagement points	823	(2,093)	2,664	(2,340)
Adjusted cost of watchpoints and engagement points	(1,935)	(945)	(4,284)	(3,849)

Selling, general and administrative expenses as reported	(21,918)	(18,841)	(70,704)	(61,745)
Adjustment to selling, general and administrative expenses	147	(157)	312	(230)
Adjusted selling, general and administrative expenses	$(21,771)	$(18,998)	$(70,392)	$(61,975)

Exhibit 99.1

Reconciliation of operating loss to Adjusted EBITDA (amounts in thousands)
	Quarter Ended March 31, 2015	Quarter Ended March 31, 2014	9 Months Ended March 31, 2015	9 Months Ended March 31, 2014
Revenue	$5,021	$3,306	$18,680	$12,677

Operating loss as reported	(19,655)	(14,387)	(58,972)	(50,577)
Add:
Stock compensation costs	8,672	6,408	27,094	29,843
Adjustment to cost of watchpoints and engagement points	823	(2,093)	2,664	(2,340)
Adjustment to Selling, general and administrative expenses	147	218	1,189	145
Depreciation and amortization costs	1,275	1,978	4,558	4,043
Adjusted EBITDA *	$(8,738)	$(7,876)	$(23,467)	$(18,886)
* Adjusted EBITA is a non-GAAP measure, but shown above it represents operating loss plus depreciation and amortization, stock based compensation, interest (expense) income, net, certain one-time selling, general and administrative costs, and adjustment to rewards costs

For further investor and media information contact:

Investor Relations:
John C. Small
CFO, Viggle Inc.
john@viggle.com
1-646-738-3220

Robert Haag
Managing Partner
IRTH Communications
VGGL@irthcommunications.com
1-866-976-4784

Media Relations:
Laura Radocaj
Dian Griesel International
lradocaj@dgicomm.com
212-825-3210